Filed by: Allscripts Inc. (Commission File No. 000-26537)
          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                     Subject Company: Channelhealth Incorporated



                              FOR IMMEDIATE RELEASE

Allscripts, Inc. Contact                      IDX Systems Corporation Contact
------------------------                      -------------------------------
Ken Shore                                     Margo Happer
Vice President-Marketing                      Director - Investor Relations
847-680-3515                                  802-864-1758 ext. 6169
info@allscripts.com                           margo_happer@idx.com


                                              ChannelHealth Contact
                                              ---------------------
                                              Tracey Moran
                                              Media Relations
                                              802-863-5525 ext. 4272
                                              tracey_moran@channelhealth.com


     ALLSCRIPTS CLEARS H-S-R WAITING PERIOD FOR ACQUISITION OF CHANNELHEALTH

CHICAGO, IL and BURLINGTON, VT, September 13, 2000 -- Allscripts, Inc. (NASDAQ:
MDRX), the leading provider of wireless, point-of-care e-prescribing and productivity solutions for physicians, and IDX Systems Corporation (NASDAQ:
IDXC), a leading healthcare information systems company, announced they received notification from the Federal Trade Commission, granting their request for early termination of the Hart Scott Rodino premerger waiting period. The notice relates to Allscripts' pending purchase of ChannelHealth from IDX. ChannelHealth provides a set of Internet-based clinical and productivity solutions for physicians that bring the power of the Internet to the practice of medicine.

"We are planning to close this transaction in the fourth quarter and expect to quickly integrate the ChannelHealth offerings with our own," stated Glen Tullman, Chairman and Chief Executive Officer of Allscripts. "Customer feedback on the merger has been very exciting and our teams have been planning coordinated customer service and development processes. We will continue to support IDX and the Channel offerings and integrate the functionality into our own devices."

The companies will be filing appropriate documentation with the Securities and Exchange Commission in the near future.

"Our customers and sales force are ready for this unique extension of our practice management systems which will soon include point-of-care tools for the physician that will be seamlessly integrated with our products," commented Rich Tarrant, Chief Executive Officer of IDX. "I have been very pleased with the response we have received from our customers and share their enthusiasm for the Allscripts component of our overall solution."

ABOUT ALLSCRIPTS

Allscripts, Inc. is the leading provider of innovative point-of-care medication management and productivity enhancing solutions designed to meet the needs of physician practices and managed care payers and plans. The Company's TouchScript

                       Filed by: Allscripts Inc. (Commission File No. 000-26537) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                     Subject Company: Channelhealth Incorporated

ALLSCRIPTS/IDX
Page 2


software provides easy-to-use electronic prescribing that reduces medication errors and uses the Internet to route transactions to local retail, mail order and Internet pharmacies and managed care organizations. The Personal Prescriber(TM) is based on the Hewlett-Packard (NYSE: HWP) Jornada 600 Series hand held PC hardware and runs on Microsoft's Windows CE operating system. The Company also provides a number of Internet-based patient compliance and physician education services such as its e-Detailing(TM) products from its Physicians Interactive unit, as well as e-commerce applications. Through its acquisition of MasterChart, Allscripts markets the Practical Portable(TM), the premier, hand-held digital dictation solution for physicians. Allscripts also allows physicians to prescribe a web page with patient care plans through its Medifor unit. Strategic partners include IMS Health (NYSE: RX), the world's leading supplier of information solutions to the pharmaceutical and healthcare industries, and PlanetRx.com, (NASDAQ: PLRX), a leading Internet healthcare destination for commerce, content and community. Allscripts is headquartered in Libertyville, IL, and provides services to over 12,000 physicians at 3,000 sites across the U.S. Visit Allscripts on the Web at allscripts.com. Allscripts, TouchScript, TouchScript.Net, Personal Prescriber and 3Touch are trademarks of Allscripts, Inc.

ABOUT IDX

Founded in 1969, IDX Systems Corporation provides complete healthcare information solutions for physician group practices, management service organizations, academic medical centers, and integrated delivery networks
(IDNs). To connect systems and sites across the enterprise, IDX offers a comprehensive set of products and services designed to align physicians and hospitals, streamline patient flow, enhance quality, and reduce costs. IDX products are used by, or are under contract to be used by, more than 125,000 physicians and are installed at over 2,065 client sites. This includes more than 265 large physician group practices with more than 75 physicians, more than 510 physician practices with 75 or fewer physicians, and more than 280 IDNs representing over 370 hospitals. EDiX Corporation, an IDX subsidiary, offers Internet-based medical transcription and clinical documentation services to over 130 physician group and hospital customers.

This announcement contains forward-looking statements about Allscripts, Inc. that involve risks and uncertainties. These forward-looking statements are developed by combining currently available information with Allscripts' beliefs and assumptions. These statements often contain words like will, believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions. Forward-looking statements do not guarantee future performance. These statements are made under the protection afforded them by Section 21E of the Securities Exchange Act of 1934. Because Allscripts cannot predict all of the risks and uncertainties that may affect it, or control the ones it does predict, Allscripts' actual results may be materially different from the results expressed in its forward-looking statements. For a more complete discussion of the risks, uncertainties and assumptions that may affect Allscripts, see the Registration Statement and Proxy Statement to be filed in connection with this transaction.

                       Filed by: Allscripts Inc. (Commission File No. 000-26537) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                     Subject Company: Channelhealth Incorporated

ALLSCRIPTS/IDX
Page 3


This press release contains forward-looking statements about IDX Systems Corporation that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are possible deferral, delay or cancellation by customers of computer system purchase decisions, possible delay or denial of regulatory and stockholder approval for the transactions with Allscripts, Inc., possible adverse change in the business or stock price of Allscripts, Inc., the inability of IDX to realize benefits from its proposed alliance with Allscripts, Inc., possible delay of systems installations, development by competitors of new or superior technologies, changing economic, political and regulatory influences on the healthcare and Internet industries, changes in product pricing policies, general economic conditions and regulatory developments in the healthcare industry, and factors detailed from time to time in the IDX's periodic reports and registration statements filed with the Securities and Exchange Commission, which important factors are incorporated herein by reference. IDX undertakes no obligation to update forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes in future operating results, financial condition or business over time.

Allscripts expects to file a Registration Statement on Form S-4 in connection with the merger transactions referred to in this press release, and Allscripts expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. WE URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION CONCERNING ALLSCRIPTS, CHANNELHEALTH, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS THROUGH THE WEBSITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT www.sec.gov. AND FROM ALLSCRIPTS AT THE CONTACT LISTED ABOVE.

ALLSCRIPTS AND ITS DIRECTORS AND CERTAIN OF ITS EXECUTIVE OFFICERS MAY BE DEEMED, UNDER SEC RULES, TO BE SOLICITING PROXIES FROM ITS STOCKHOLDERS IN FAVOR OF THE PROPOSED MERGER. INFORMATION REGARDING THE IDENTITY OF THESE PERSONS, AND THEIR INTEREST IN THE SOLICITATION, WILL BE SET FORTH IN A SCHEDULE 14A TO BE FILED WITH THE SEC, AND AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE AND PUBLIC REFERENCE ROOM, AND FROM ALLSCRIPTS AS PROVIDED BELOW.